United States securities and exchange commission logo





                           March 23, 2022

       David Andrada
       Co-Chief Executive Officer
       Aura FAT Projects Acquisition Corp
       1 Phillip Street, #09-00
       Royal One Phillip
       Singapore, 048692

                                                        Re: Aura FAT Projects
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed March 18,
2022
                                                            File No. 333-263717

       Dear Mr. Andrada:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1

       Signatures, page II-5

   1. We note your response to comment 3. Please include the signatures of Tristan Lo and David Andrada in
their capacities as directors.
 David Andrada
Aura FAT Projects Acquisition Corp
March 23, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Melanie Singh at 202-551-4074 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Andrada
                                                           Division of
Corporation Finance
Comapany NameAura FAT Projects Acquisition Corp
                                                           Office of Real
Estate & Construction
March 23, 2022 Page 2
cc:       Andrew M. Tucker
FirstName LastName